Exhibit 99.2

Employee and External Questions and Answers (Q&A)

What was announced?

Alexion and LogicBio announced a definitive agreement pursuant to which Alexion will acquire LogicBio for $2.07 per share in cash, which represents a total equity value of approximately $70 million and a premium of approximately 660% to LogicBio’s closing price on September 30, 2022. The transaction is currently anticipated to close in four to six weeks, subject to the tender of at least a majority of the outstanding shares of LogicBio common stock and the satisfaction of other closing conditions.

Why is Alexion acquiring LogicBio?

Alexion has stated that the proposed acquisition of LogicBio is strategic as it allows them to accelerate their genomic medicine strategy because of LogicBio’s unique technology, experienced rare disease R&D team, and expertise in pre-clinical development. Alexion looks to build on our success to date by opening up additional scientific avenues for collaboration and by adding our technology and expertise to their genomic medicine strategy. Alexion looks forward to working with LogicBio’s highly talented team to help expand their pipeline and deliver life-changing medicines for people living with devastating diseases.

Why did we decide to proceed with a transaction with Alexion?

We have an exceptional team that has created valuable milestones for our technologies and platforms. When taking into account the best interests of our shareholders, employees and the patients we hope to one day serve with our medicines, we believe that Alexion has expertise and resources available to bring our platforms through clinical development at a scale that would be challenging for us to accomplish on our own.

Alexion understands the promise not only of our core technologies, but also of the highly talented team at LogicBio. As a public company, it is our responsibility to regularly assess ways to maximize the value of our business. Over the last few months our Board of Directors has conducted an extensive review of our options and ultimately our Board of Directors determined that Alexion’s offer recognizes this value for the benefit of all our stakeholders: our shareholders, our employees and the patients who motivate our mission.

We see their commitment to developing our platforms and we also believe they have a strong values-driven culture similar to ours.

How did the deal come about?

Additional details about the proposed transaction will be included in disclosure documents that will be filed with the Securities and Exchange Commission, or the SEC.

How will this transaction affect LogicBio employees?

Alexion management understands the value of our highly talented people, our amazing culture and the way we do business. They have repeatedly stressed their desire to maintain LogicBio’s autonomy and culture. Alexion is highly interested in maintaining continuity and is planning to retain LogicBio employees as part of the expanded Alexion organization.

LogicBio’s facility in Lexington, Mass., will remain in operation after the acquisition. Alexion also plans to retain LogicBio’s employees. It is clear from our discussions that they have a lot of excitement for LogicBio’s people, our pipeline and our technologies.

When do you expect the transaction to close?

The parties estimate that the transaction will close in four to six weeks, subject to the tender of at least a majority of the outstanding shares of LogicBio common stock and the satisfaction of other closing conditions.

When the transaction closes, what will happen to my outstanding equity awards?

Vested and Unvested Stock Options

Vested stock options with an exercise price per share less than $2.07 will be cancelled and converted into the right to receive an amount in cash for each share subject to the option equal to the difference between $2.07 and the per share exercise price of the option.

Outstanding and unvested options held by non-executive employees corresponding to the annual option grant from March 2022 and the recognition option grant from June 2022 will be converted into the right to receive an amount in cash in two payouts: one in March 2023 and one in December 2023, subject to the employee’s continuous employment through those dates.

The March 2023 payout will be equal to the product of (A) the aggregate number of options that would have vested prior to November 30, 2023 and (B) the excess, if any, of the Offer Price over the applicable per share exercise price of such option.

The December 2023 payout will be equal to the product of (A) the aggregate number of options that would have vested after November 30, 2023 and (B) the excess, if any, of the Offer Price over the applicable per share exercise price of such option.

All payments will be subject to any required withholding of taxes and are subject to the employee’s continuous employment through March 2023 and December 2023, respectively.

Options with a strike price above $2.07 will be automatically cancelled.

What happens if I voluntarily resign prior to the closing of the transaction?

If you voluntarily terminate your employment at any time prior to the closing of the transaction, you will not be entitled to any benefits with respect to unvested awards and your unvested equity awards will terminate in accordance with LogicBio’s equity incentive plans. Your vested stock options will remain exercisable for such period of time as may be set forth in your stock option documentation and will remain eligible to be paid out in connection with the transaction if they have not terminated prior to the closing of the transaction.

What happens now?

LogicBio and Alexion continue to operate as separate companies until the deal is closed, which is expected to occur some time in the next four to six weeks, subject to the tender of at least a majority of the outstanding shares of LogicBio common stock and the satisfaction of other closing conditions.

There is much work to be accomplished to support integration upon closing. The integration planning is expected to kick off on October 3, 2022. Janice Olson will take the lead on integration planning for LogicBio, and Jason Felsch will lead Alexion’s integration team. This team will be meeting to plan for integration between now and closing. In the meantime, we encourage everyone to maintain momentum towards the achievement of LogicBio’s goals and objectives for 2022.

Will the executive leadership team and my manager remain the same?

As the deal has not yet closed, there are many details to work out and nothing is changing today. The executive leadership team, or ELT, is committed to the successful integration of LogicBio into Alexion post-closing. A new integration team will be meeting to begin integration planning and to define proposed timelines for activities post-closing. Although you should expect some changes after transaction closing, our expectation is that there will be no significant changes to our organization in the near term. Following closing, it is possible that certain members of the executive leadership team may choose not to remain with us. Employees will be informed of any important changes.

Will anything change immediately with respect to our business?

No. LogicBio will continue to operate as an independent company until the transaction closes. Our business priorities, focus and our commitment to our patients, employees and collaboration partners have not changed.

The integration team will begin work the week of October 3, 2022, and details regarding the integration will be defined and communicated by this team as we progress. Although you should expect some changes after transaction closing, our expectation is that there will be no significant changes to our organization in the near term. Employees will be informed accordingly of any important changes.

What does this mean for the Phase 1/2 SUNRISE clinical trial and LB-001?

For the immediate term, LogicBio will continue to operate as an independent company until the transaction closes and our business priorities, focus and our commitment to our patients, employees and collaboration partners have not changed, and this includes the LB-001 program.

How will the Company’s performance be determined for purposes of 2022 bonuses?

Immediately following the closing of the proposed transaction, employees who are eligible to participate in LogicBio’s annual bonus program will receive the pro-rated portion of their annual bonus at target performance levels.

What will happen to my compensation?

The transaction is yet to close and until closing, we are an independent company and both your compensation and benefits package stay intact with LogicBio.

As we plan for the future, Alexion will continue to maintain a strong focus on providing all employees with attractive and market-competitive compensation packages.

What will happen with my healthcare and other benefits?

The transaction is yet to close, and until closing, we are an independent company and your benefits package stays intact with LogicBio. The integration team, together with both HR teams, will be working on ways to provide you with information regarding Alexion’s benefits package as soon as possible and at the appropriate time. While the specific benefit options and providers offered to employees may change, Alexion is committed to providing employees benefits that are comparable.

What is the corporate culture of Alexion?

Our discussions leading to the proposed transaction have highlighted the strong compatibility between us, most notably our similar corporate values. Each of us has been long committed to science, excellence and transparency.

This dedication drives both companies’ cultures. We also share a deep commitment to bringing important and effective therapies to patients in need.

Do our collaboration partners know about the proposed acquisition by Alexion?

Yes, a communication was sent out earlier today together with the press release to our collaboration partners announcing the proposed transaction. In addition, our Alliance Management team has reached out directly to their counterparts.

Do you expect any impact on existing collaborations?

Our collaboration partners continue to be an important part of our business, and it is business-as-usual. The work we undertake in support of our collaborations remains an important driver in our goal of delivering therapies to patients in need. The deal has not yet closed and until it does, LogicBio and Alexion will remain separate companies.

Should we stop working on projects in progress with other collaboration partners?

No. This is an important time for LogicBio and we must maintain momentum on all our programs, including our existing collaborations. We are very early on in the integration planning process and are still evaluating changes. For now, your role and responsibilities are not changing. We are committed to operating in the ordinary course until transaction closing. Please continue to push forward with your work. As usual, please work with your manager if you have questions. As we approach the end of the transaction, we will communicate any changes to employees.

Vendors/Clinics, etc. are calling and asking me questions about the transaction. What can I tell them?

Until the transaction closes, it is business as usual. You can refer them to the press release and form letter prepared for this purpose. Alexion and LogicBio will also be filing materials with the SEC that will provide more information on the pending transaction. These filings, including LogicBio’s Schedule 14D-9, will be posted on our website through the Investors page.

Can I talk to people at Alexion? Can I visit their offices?

Until the transaction closes, it is business as usual. LogicBio and Alexion continue to operate as two separate companies. Prior to closing, employees of each company should not interact or visit the offices of the other company unless it is in the ordinary course of their work and/or they are directed to do so by a member of the integration team. Please consult with Grace Lochhead, Janice Olson or Gracie Aguero if you have questions.

The integration team will be meeting to begin integration planning and to define proposed timelines for these activities post-closing. We expect that the team will share information about these activities when possible.

Will I have the opportunity to work in other parts of Alexion’s business?

Given the breadth of Alexion’s organization, the proposed acquisition may provide many of you with expanded career and development opportunities. Opportunities to work with other parts of Alexion’s business are expected to be communicated after closing. It is important to remember that, until closing, it is business as usual, and the two companies are to operate separately.

Will there be any restructuring undertaken at LogicBio in anticipation of the transaction closing?

No. There is no pre-closing restructuring planned or required in connection with the proposed acquisition. We intend to continue to run on a business-as-usual basis, and the merger agreement requires us to continue to operate in the ordinary course.

To whom should I refer press inquiries?

All inquiries from media/press should be referred to Janice Olson who will connect with our PR agency as needed.

To whom should I refer all shareholder, investor and analyst inquiries?

All inquiries from shareholders, investors and analysts should be referred to Jonathan Quick who will triage with Legal and our IR agency as needed

As an employee of LogicBio, where should I go if I have further questions?

Please note that as we are just beginning integration planning, we expect to provide you with updates moving forward. In the interim, please send questions related to business/integration planning to Janice Olson and/or the ELT member who oversees your functional area for guidance.

Are there any closing conditions? What are the risks that the deal won’t close?

The proposed transaction is subject to certain closing conditions, including that (i) three specified members of the ELT remain in employment at LogicBio through the date of closing (and comply with their employment agreements) and (ii) that there be no court order or law that impose a “burdensome condition” as a condition or consequence of consummating the proposed transaction. Additionally, the proposed transaction is subject to the tender of at least a majority of the outstanding shares of LogicBio common stock and the satisfaction of other customary closing conditions. Alexion and LogicBio will be filing materials with the SEC that will provide more information on the proposed transaction.

Can you provide any color on the timing of the merger agreement? Why now?

As a public company, it is our responsibility to regularly assess ways to maximize the value of our business. Over the last few months our Board of Directors has conducted an extensive review of our options and after careful consideration, our Board unanimously concluded that the proposed transaction is in the best interest of our shareholders. Please refer to our Schedule 14D-9, when available.

When did discussions between Alexion and LogicBio begin? How long did this process take?

Please refer to our Schedule 14D-9, when available.

Was it a competitive process? How many bidders were involved?

Please refer to our Schedule 14D-9, when available.

When will the tender offer be commenced?

Alexion will commence a tender offer to acquire all of the outstanding shares of LogicBio’s common stock at a price of $2.07 per share in cash within ten business days following the execution of the merger agreement.

The closing of the proposed transaction is subject to the tender of at least a majority of the outstanding shares of LogicBio common stock and the satisfaction of other closing conditions.

When do you expect to file the Schedule 14D-9?

Alexion will file a tender offer statement on Schedule TO with the SEC within ten business days following the execution of the merger agreement. We will file a Schedule 14D-9 shortly thereafter.

What role will your executive team have after the merger?

We will provide more details on these matters as we proceed toward closing.

What advisors did the Company use in this Transaction?

Centerview Partners LLC is serving as financial advisor to the Company and Paul, Weiss, Rifkind, Wharton & Garrison LLP is serving as legal advisor to the Company.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. By their nature, forward-looking statements involve risks and uncertainty because they relate to events and depend on circumstances that will occur in the future, and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Forward-looking statements include, among other things, statements about the ability of the parties to complete the proposed transaction; the expected timing of completion of the proposed transaction, as well as any assumptions underlying any of the foregoing.

The following are some of the factors that could cause actual future results to differ materially from those expressed in any forward-looking statements: (i) uncertainties as to the timing of the tender offer and the merger; (ii) the risk that the proposed transaction may not be completed in a timely manner or at all; (iii) uncertainties as to the percentage of the stockholders of LogicBio Therapeutics, Inc. (the “Company”) tendering their shares of common stock in the tender offer; (iv) the possibility that competing offers or acquisition proposals for the Company will be made; (v) the possibility that any or all of the various conditions to the consummation of the tender offer or the merger may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including in circumstances that would require a termination fee or other expenses; (vii) the effect of the transaction announcement or pendency of the proposed transaction on the Company’s ability to retain and hire key personnel, its ability to maintain relationships with its business partners, collaborators, vendors and others with whom it does business, its business generally or its stock price; (viii) risks related to diverting management’s attention from the Company’s ongoing business operations; (ix) the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; and (x) other factors as set forth from time to time in the Company’s filings with the Securities and Exchange Commission (the “SEC”), including its quarterly report on Form 10-Q for the fiscal period ended June 30, 2022 and other filings the Company may make with the SEC in the future. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are based on information currently available to the Company, and the Company expressly disclaims any intent or obligation to update, supplement or revise publicly these forward-looking statements except as required by law.

Additional Information

The tender offer for the outstanding common stock of the Company has not yet commenced. This communication does not constitute a recommendation, an offer to purchase or a solicitation of an offer to sell the Company’s securities. An offer to purchase shares of the Company’s common stock will only be made pursuant to an Offer to Purchase and related tender offer materials. At the time the tender offer is commenced, the acquiror will file a Tender Offer Statement on Schedule TO with the SEC and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including the Offer to Purchase, a related Letter of Transmittal and other tender offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 will contain important information. The Company’s stockholders are urged to read these documents (including the Offer to Purchase and related Letter of Transmittal and certain other documents), and the Solicitation/Recommendation Statement, as may be amended from time to time, carefully when they become available because they will contain important information that they should consider before making any decision regarding tendering their shares of common stock. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies of the documents may be obtained for free on the Company’s website at investor.logicbio.com.